Exhibit 12.2

COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES

Mellon Financial Corporation	Quarter ended			Nine months ended
(and its subsidiaries) (dollar amounts in millions)	Sept. 30, 2003	June 30, 2003	Sept. 30, 2002	Sept. 30, 2003	Sept. 30, 2002

Income from continuing operations before provision for income taxes (a)	$221	$252	$282	$719	$760
Fixed charges: interest expense (excluding interest on deposits), one-third of rental expense net of income from subleases, and amortization of debt issuance costs	75	80	82	232	256

Total earnings (as defined), excluding interest on deposits	296	332	364	951	1,016
Interest on deposits	24	31	43	89	134

Total earnings (as defined)	$320	$363	$407	$1,040	$1,150

Ratio of earnings (as defined) to fixed charges:
Excluding interest on deposits	3.94	4.13	4.44	4.09	3.97
Including interest on deposits	3.21	3.27	3.26	3.23	2.95

(a)	Amounts for the first nine months of 2003 are before the cumulative effect of a change in accounting principle, as disclosed further on page 11.